Exhibit 99.4

Telkom SA Limited Group interim results Six months ended September 30, 2003 Ticker - JSE: TKG, NYSE: TKG ADR ratio 1: 4

Six months of delivery Headline EPS up 171% to 335.9 cents Group revenue growth of 10% Group EBITDA margin of 38% 25% reduction in group capital expenditure Free cash flow growth of 284% to R3.9bn Debt repayment of R3.5bn Group net debt to equity ratio of 85% Interim dividend of 90.0 cents per share

8/31/1998 8/31/1999 EBITDA Margin 32 38 8/31/1998 8/31/1999 Net debt / equity 123 85 8/31/1998 8/31/1999 RONA 13 9 Delivery against medium-term targets EBITDA margin (%) Target = mid 30s Target = 10 - 15 Target = 50 - 70 Capex to revenue (%) Net debt to equity (%)

Sep-02 Sep-03 18316 20110 A strategy focused on earnings growth In ZAR millions Solid revenue growth of R1.8bn Operating profit growth of R1.4bn Net profit growth of R1.0bn Sep-02 Sep-03 2811 4250 Sep-02 Sep-03 644 1663

A strategy fit for the future

BEE - a business imperative Designated groups being African, Indian, Coloured, Disabled and Female employees For the March 2003 financial year For the March 2003 financial year

Fixed-line review

In ZAR millions Sep-02 Sep-03 % Revenue 14,563 15,372 6 Operating profit 1,894 3,025 60 EBITDA 4,396 5,748 31 Capital expenditure 1,487 1,199 (19) Operating profit margin (%) 13 20 - EBITDA margin (%) 30 37 - Capex to revenue (%) 10 8 - Fixed-line financial highlights Before Inter-segmental eliminations.

Total Local Long distance Fixed-mobile International outgoing Interconnect Voice traffic growth 1 2 -1 -4.8 -3 6.4 Protecting core by staying relevant Total PSTN ISDN Prepaid Access Line growth -2 -6 18 4 Access line growth (%) Voice traffic growth (%) 4.8 million lines 16.6 million minutes in H1

Greater penetration of data services 8/31/1998 8/31/1999 2112 2474 17% increase In ZAR millions 23% data revenue growth in leased lines and managed services 48% growth in internet customers ADSL gaining momentum 11,522 customers Voice-over-Internet Protocol International call centres New products launched 100 WiFi test sites to be enabled Data revenue Before Inter-segmental eliminations

Reduced costs by R536 million1 in H1 In ZAR millions, cost savings in six months to Sep-03 compared to prior year period 3/8/1999 Employee expenses 130 Operating leases 107 Materials and Maintenance 251 Payments to operators 388 1. R867 million savings net of increase of R331 million in SG&A (excluding materials and maintenance), excluding depreciation and amortization. Before inter-segmental eliminations. 11% decrease in payments to other operators 24% decrease in materials & maintenance 18% decrease in operating leases 4% decrease in employee expenses

Mar-03 Sep-03 Fixed-line employees (excl Subs) 35361 33828 Lines per employee 137 142 Increasing employee efficiencies Employees reduced by 1,570 in H1 63% natural attrition 36% voluntary retrenchments 1% involuntary retrenchments 37 appointments in H1 2003 (266 in H1 2002) Increased employee efficiencies 142 lines per employee

Capital investment for the future Baseline spend driven by data revenue growth ISDN, Diginet, WANs. Network evolution spend rehabilitating access network and evolving transport network OSS spend workforce management and customer care systems Employees expenses Payments to other operators SG&A Services rendered 2003 637 213 300 49 Base expansion and core: 637 (9%) Network evolution: 213 (38%) Efficiencies: 300 (26%) Company support: 49 14% Fixed-line capex ZAR millions % change on prior period At September 30, 2003

Mobile review

In ZAR millions Sep-02 Sep-03 % Revenue 9,441 11,296 20 Operating profit 1,838 2,451 33 EBITDA 3,027 3,698 22 Capital expenditure 1,718 1,129 (34) Operating profit margin (%) 20 22 - EBITDA margin (%) 32 33 - Capex to revenue (%) 18 10 - Net debt to equity (%) 67 35 - Mobile financial highlights 100% of Vodacom, only 50% consolidated in Telkom. Before inter-segmental eliminations. Vodacom paid an interim dividend of R600 million in September 2003

Strong SA mobile performance Sep-02 Sep-03 7130 8522 Customers Gross connections ARPUs In Thousands In Thousands In ZAR Sep-02 Sep-03 1625 2248 Sep-02 Sep-03 181 179 38% increase 20% increase 1% decrease 100% of Vodacom.

African operations provide solid growth Sep-02 Sep-03 540 1070 Customers EBITDA In Thousands In ZAR millions In ZAR millions Sep-02 Sep-03 549 691 Sep-02 Sep-03 88 167 26% increase 98% increase 90% increase Revenue 100% of Vodacom, only 50% consolidated in Telkom. Before inter-segmental eliminations.

Group financial review

In ZAR millions Sep-02 Sep-03 % Revenue 18,316 20,110 10 EBITDA margin (%) 32 38 EBIT 2,811 4,250 51 EBIT margin (%) 15 21 Net profit 644 1,663 158 HEPS (ZAR cents) 123.9 335.9 171 EPS (ZAR cents) 115.6 298.5 158 Group income statement highlights

Decreased interest expense 7% decrease in interest expense Interest expense net of investment income decreased 17% 5% increase in finance charges due to: R561 million net fair value and exchange losses Interest coverage improved EBITDA/interest expense: 5.8x (Sep-02: 4.2x) 2/28/1999 8/31/1998 8/31/1999 Interest expense 2869 1412 1310 Net fair value and exchange losses 1285 367 561 Group finance charges 7% decrease In ZAR millions

Impact of Rand strength Revenue Lower international interconnection Translation of Vodacom's other African operations Operating costs Reduced payments to other operators Reduced materials and maintenance Positive impact on operating margins Capital expenditure Reduced fixed-line capital expenditure budget Earnings Negative impact on earnings as a result of R561 million net loss on fair value adjustment and foreign exchange losses

In ZAR millions Sep-02 Sep-03 % Operating activities 3,462 5,771 67 Cash generated from operations 4,041 6,256 55 Investing activities (2,453) (1,893) (23) Additions to PPE (2,346) (1,763) (25) Financing activities (1,178) (3,810) 223 Net cash (279) 897 - Operating free cash flow1 1,009 3,878 284 Group cash flow highlights 1. Operating cash flow less cash flow in investing activities

8/31/1998 8/31/1999 Group 1763 3346 8/31/1998 8/31/1999 Fixed-line 1199 2723 8/31/1998 8/31/1999 Mobile 564 623 Group Fixed-line Mobile1 Reduced capital expenditure 1. 50% of Vodacom Group capex to revenue (%) In ZAR millions, Sep-03 Capex vs depreciation Capex Depreciation 2001 2002 2003 Sep-02 Sep-03 Capex to revenue 31.6 26.3 15.2 12.8 8.7 March 31.

In ZAR million Mar-03 Sep-03 % Total liabilities 34,612 30,813 (11) Total debt 22,984 19,961 (13) Net debt1 20,096 17,018 (15) Net debt to equity (%) 110 85 Total assets 53,154 51,007 (4) Capital and reserves 18,348 19,987 9 Group balance sheet highlights Net debt is defined as total interest-bearing debt (including credit facilities and finance leases) net of cash and financial assets

2004 2005 2006 2007 2008 2008 thereafter Fixed-line revenue (Rm) 4973 5173 4682 1553 4576 5429 Group debt maturity Group total debt ageing In ZAR millions, March 31 Repaid TL03 R4.3bn in Sep-03 TL08, R3.5bn May- 04, YTM 17.3% Eurobond E500m, Apr-05, YTM1 16% Including forward cover cost At March 31, 2003. Nominal values TL06 Oct-06, R1.5bn YTM 10.9%

Dividend reinstated Dividend policy Board approved payment of an annual dividend subject to financial performance, debt levels, interest coverage and cash flows Aim to progressively increase dividends Once-off interim dividend 90.0 cents per share Interim dividend payment date December 29, 2003

Increase free cash flow Operating margins in H2 is expected to be lower than H1 Long-term objective of margin expansion Financial objectives + Margin expansion = Solid earnings growth H2 capex is expected to be higher than H1 Strategy to continue growing operational cash flow Continue debt repayment, target debt equity of 50-70% in the medium term Continue dividend payment

Forward-looking safe harbour All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in item 3 of Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (SEC) and our other filings with the SEC, available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure, customer non-payments, theft and bad debt, the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates, our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.

Investor Relations telkomir@telkom.co.za Tel: +27 12 311 5720 Fax: +27 12 311 5721 Ticker - JSE: TKG, NYSE: TKG ADR ratio 1: 4